UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No 2)

Infinity Augmented Reality, Inc.
(Name of Issuer)

Common Stock, par value $0.00001 per share
(Title of Class of Securities)

00400G100
(CUSIP Number)

December 31, 2013
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

CUSIP No. 00400G100

(1) Names of Reporting Persons.

Credit Strategies LLC

(2) Check the Appropriate Box if a Member of a Group (See Instructions).
(a) ☐
(b) ☒

(3) SEC Use Only.

(4) Citizenship or Place of Organization.

Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power: 0 (6) Shared Voting Power: 9,389,003 (7) Sole Dispositive Power: 0 (8) Shared Dispositive Power: 9,389,003

(9) Aggregate Amount Beneficially Owned by Each Reporting Person.

9,389,003 shares of Common Stock.  See Item 4.

(10) Check if the Aggregate Amount in Row 9 Excludes Certain Shares. ☒ See Item 4.

(11) Percent of Class Represented by Amount in Row 9.

9.99%.  See Item 4.

(12) Type of Reporting Person (See Instructions).

OO

CUSIP No. 00400G100

(1) Names of Reporting Persons.

Platinum Partners Credit Opportunities Fund LLC

(2) Check the Appropriate Box if a Member of a Group (See Instructions).
(a) ☐
(b) ☒

(3) SEC Use Only.

(4) Citizenship or Place of Organization.

Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power: 0 (6) Shared Voting Power: 5,928,750 (7) Sole Dispositive Power: 0 (8) Shared Dispositive Power: 5,928,750

(9) Aggregate Amount Beneficially Owned by Each Reporting Person.

5,928,750 shares of Common Stock.  See Item 4.

(10) Check if the Aggregate Amount in Row 9 Excludes Certain Shares. ☒  See Item 4.

(11) Percent of Class Represented by Amount in Row 9.

6.31%.  See Item 4.

(12) Type of Reporting Person (See Instructions).

OO

CUSIP No. 00400G100

(1) Names of Reporting Persons.

Platinum Credit Management LP

(2) Check the Appropriate Box if a Member of a Group (See Instructions).
(a) ☐
(b) ☒

(3) SEC Use Only.

(4) Citizenship or Place of Organization.

Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power: 0 (6) Shared Voting Power: 9,389,003 (7) Sole Dispositive Power: 0 (8) Shared Dispositive Power: 9,389,003

(9) Aggregate Amount Beneficially Owned by Each Reporting Person.

9,389,003 shares of Common Stock.  See Item 4.

(10) Check if the Aggregate Amount in Row 9 Excludes Certain Shares. ☒ See Item 4.

(11) Percent of Class Represented by Amount in Row 9.

9.99%.  See Item 4.

(12) Type of Reporting Person (See Instructions).

PN

CUSIP No. 00400G100

(1) Names of Reporting Persons.

Platinum Partners Liquid Opportunity Master Fund LP

(2) Check the Appropriate Box if a Member of a Group (See Instructions).
(a) ☐
(b) ☒

(3) SEC Use Only.

(4) Citizenship or Place of Organization.

Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power: 0 (6) Shared Voting Power: 2,629,821 (7) Sole Dispositive Power: 0 (8) Shared Dispositive Power: 2,629,821

(9) Aggregate Amount Beneficially Owned by Each Reporting Person.

2,629,821 shares of Common Stock.  See Item 4.

(10) Check if the Aggregate Amount in Row 9 Excludes Certain Shares. ☒ See Item 4.

(11) Percent of Class Represented by Amount in Row 9.

2.80%. See Item 4.

(12) Type of Reporting Person (See Instructions).

PN

CUSIP No. 00400G100

(1) Names of Reporting Persons.

Platinum Liquid Opportunity Management (NY) LLC

(2) Check the Appropriate Box if a Member of a Group (See Instructions).
(a) ☐
(b) ☒

(3) SEC Use Only.

(4) Citizenship or Place of Organization.

Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power: 0 (6) Shared Voting Power: 2,629,821 (7) Sole Dispositive Power: 0 (8) Shared Dispositive Power: 2,629,821

(9) Aggregate Amount Beneficially Owned by Each Reporting Person.

2,629,821 shares of Common Stock.  See Item 4.

(10) Check if the Aggregate Amount in Row 9 Excludes Certain Shares. ☒  See Item 4.

(11) Percent of Class Represented by Amount in Row 9.

2.80%.  See Item 4.

(12) Type of Reporting Person (See Instructions).

OO

CUSIP No. 00400G100

(1) Names of Reporting Persons.

Platinum Partners Value Arbitrage Fund L.P.

(2) Check the Appropriate Box if a Member of a Group (See Instructions).
(a) ☐
(b) ☒

(3) SEC Use Only.

(4) Citizenship or Place of Organization.

Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power: 0 (6) Shared Voting Power: 9,389,003 (7) Sole Dispositive Power: 0 (8) Shared Dispositive Power: 9,389,003

(9) Aggregate Amount Beneficially Owned by Each Reporting Person.

9,389,003 shares of Common Stock.  See Item 4.

(10) Check if the Aggregate Amount in Row 9 Excludes Certain Shares. ☒ See Item 4.

(11) Percent of Class Represented by Amount in Row 9.

9.99%.  See Item 4.

(12) Type of Reporting Person (See Instructions).

PN

CUSIP No. 00400G100

(1) Names of Reporting Persons.

Platinum Management (NY) LLC

(2) Check the Appropriate Box if a Member of a Group (See Instructions).
(a) ☐
(b) ☒

(3) SEC Use Only.

(4) Citizenship or Place of Organization.

Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power: 0 (6) Shared Voting Power: 9,389,003 (7) Sole Dispositive Power: 0 (8) Shared Dispositive Power: 9,389,003

(9) Aggregate Amount Beneficially Owned by Each Reporting Person.

9,389,003 shares of Common Stock.  See Item 4.

(10) Check if the Aggregate Amount in Row 9 Excludes Certain Shares. ☒  See Item 4.

(11) Percent of Class Represented by Amount in Row 9.

9.99%.  See Item 4.

(12) Type of Reporting Person (See Instructions).

OO

CUSIP No. 00400G100

(1) Names of Reporting Persons.

Mark Nordlicht

(2) Check the Appropriate Box if a Member of a Group (See Instructions).
(a) ☐
(b) ☒

(3) SEC Use Only.

(4) Citizenship or Place of Organization.

United States

Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power: 0 (6) Shared Voting Power: 9,389,003 (7) Sole Dispositive Power: 0 (8) Shared Dispositive Power: 9,389,003

(9) Aggregate Amount Beneficially Owned by Each Reporting Person.

9,389,003 shares of Common Stock.  See Item 4.

(10) Check if the Aggregate Amount in Row 9 Excludes Certain Shares. ☒ See Item 4.

(11) Percent of Class Represented by Amount in Row 9.

9.99%.  See Item 4.

(12) Type of Reporting Person (See Instructions).

IN

Item 1.

(a) Name of Issuer.

Infinity Augmented Reality, Inc.
(formerly Absolute Life Solutions, Inc.)

(b) Address of Issuer's Principal Executive Offices.

2220 Nostrand Avenue
Brooklyn, New York 11210

Item 2.

(a) Name of Person Filing.
(b) Address or Principal Business Office or, if none, Residence.
(c) Citizenship or Place of Organization.

Credit Strategies LLC
152 West 57th Street, 54th Floor
New York, NY 10019
State of Delaware

Platinum Partners Credit Opportunities Fund LLC
152 West 57th Street, 54th Floor
New York, NY 10019
State of Delaware

Platinum Credit Management LP
152 West 57th Street, 54th Floor
New York, NY 10019
State of Delaware

Platinum Partners Liquid Opportunity Master Fund LP
152 West 57th Street, 4th Floor
New York, NY 10019
Cayman Islands

Platinum Liquid Opportunity Management (NY) LLC
152 West 57th Street, 4th Floor
New York, NY 10019
State of Delaware

Platinum Partners Value Arbitrage Fund L.P.
152 West 57th Street, 4th Floor
New York, NY 10019
Cayman Islands

Platinum Management (NY) LLC
152 West 57th Street, 4th Floor
New York, NY 10019
State of Delaware

Mark Nordlicht
152 West 57th Street, 4th Floor
New York, NY 10019
United States

(d) Title of Class of Securities.

Common Stock, par value $0.00001 per share

(e) CUSIP No.

00400G100

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
(a)	☐ Broker or dealer registered under section 15 of the Act.
(b)	☐ Bank as defined in Section 3(a)(6) of the Act.
(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act.
(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940.
(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
(j)	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

(a)	Amount Beneficially Owned:

1.	Credit Strategies LLC (“Credit Strategies”) – 9,389,003 shares of Common Stock

2.	Platinum Partners Credit Opportunities Fund LLC (“PPCO”) – 5,928,750 shares of Common Stock

3.	Platinum Credit Management LP (“Platinum Credit Management”) - 9,389,003 shares of Common Stock

4.	Platinum Partners Liquid Opportunity Master Fund LP (“PPLO”) – 2,629,821 shares of Common Stock

5.	Platinum Liquid Opportunity Management (NY) LLC (“Platinum Liquid Opportunity Management”) - 2,629,821 shares of Common Stock

6.	Platinum Partners Value Arbitrage Fund L.P. (“PPVA”) - 9,389,003 shares of Common Stock

7.	Platinum Management (NY) LLC (“Platinum Management”) - 9,389,003 shares of Common Stock

8.	Mark Nordlicht – 9,389,003 shares of Common Stock

The shares of Common Stock beneficially owned by Credit Strategies and PPVA represent 9.99% of the outstanding shares of Common Stock of the Issuer.  The 9.99% ownership calculation was based on 93,984,019 shares of Common Stock reported as being outstanding as of December 31, 2013 in the Issuer’s Form 10-Q for the quarter ended November 30, 2013 filed with the Securities and Exchange Commission on January 14, 2014.

The shares of Common Stock reported in this Schedule 13G are held directly by Credit Strategies, PPCO, PPLO and PPVA.  Platinum Credit Management is the investment manager of Credit Strategies and PPCO.  Platinum Liquid Opportunity Management is the investment manager of PPLO.  Platinum Management is the investment manager and general partner of PPVA.  Mr. Nordlicht is the Chief Investment Officer of Platinum Credit Management, Platinum Liquid Opportunity Management and Platinum Management and has voting and investment control of the shares of Common Stock held by Credit Strategies, PPCO, PPLO and PPVA.  Each of Platinum Credit Management, Platinum Liquid Opportunity Management, Platinum Management and Mr. Nordlicht expressly disclaims beneficial ownership of the shares of Common Stock held by Credit Strategies, PPCO, PPLO and PPVA.  Each of Credit Strategies, PPCO, PPLO and PPVA expressly disclaims beneficial ownership of shares of Common Stock held by the others.

Credit Strategies LLC (“Credit Strategies”)

The number of shares of Common Stock beneficially owned by Credit Strategies includes (i) 4,090,956 shares of Common Stock directly owned by Credit Strategies and (ii) to the extent that the conversion of convertible debentures or exercise of warrants and/or options is not prohibited by the applicable limitations as described herein:

a.	5,950,000 shares of Common Stock issuable upon conversion of $1,487,500 principal amount convertible debentures, convertible at an initial conversion price of $0.25 per share of Common Stock and maturing on various dates in 2018;

b.	5,950,000 shares of Common Stock issuable upon exercise of warrants, exercisable at an initial exercise price of $0.50 per share of Common Stock and expiring on various dates in 2018; and

c.	5,000,000 shares of Common Stock issuable upon exercise of an option granted to Credit Strategies by CS Master Holdings LLC, an affiliate of Moshe Oratz, exercisable at an initial exercise price of $0.005 per share of Common Stock and expiring in April 2016.

Platinum Partners Credit Opportunities Fund LLC (“PPCO”)

The number of shares of Common Stock beneficially owned by Credit Strategies includes 5,928,750 shares of Common Stock issuable upon exercise of options granted to PPCO by Village Path Associates LLC, Ocean Parkway Associates LLC and Seventeenth Associates LLC, each exercisable at an initial exercise price of $0.005 per share of Common Stock and expiring December 31, 2023.

Platinum Partners Liquid Opportunity Master Fund LP (“PPLO”)

The number of shares of Common Stock beneficially owned by PPLO includes 2,629,821 shares of Common Stock directly owned by PPLO.

Platinum Partners Value Arbitrage Fund L.P. (“PPVA”)

The number of shares of Common Stock beneficially owned by PPVA includes (i) 860,416 shares of Common Stock directly owned by PPVA and (ii) to the extent that the conversion of convertible debentures or exercise of warrants and/or options is not prohibited by the applicable limitations as described herein:

a.	7,750,000 shares of Common Stock issuable upon conversion of $1,973,500 principal amount convertible debentures, convertible at an initial conversion price of $0.25 per share of Common Stock and maturing on various dates in 2018;

b.	7,750,000 shares of Common Stock issuable upon exercise of warrants, exercisable at an initial exercise price of $0.50 per share of Common Stock and expiring on various dates in 2018;

c.	12,500,000 shares of Common Stock issuable upon exercise of an option granted to PPVA by CS Master Holdings LLC, an affiliate of Moshe Oratz, exercisable at an initial exercise price of $0.005 per share of Common Stock and expiring in April 2016; and

d.	5,928,750 shares of Common Stock issuable upon exercise of options granted to PPVA by Village Path Associates LLC, Ocean Parkway Associates LLC and Seventeenth Associates LLC, each exercisable at an initial exercise price of $0.005 per share of Common Stock and expiring December 31, 2023.

Conversion and Exercise Limitations

The convertible debentures issued to Credit Strategies and PPVA prohibit the holder to convert any portion of such debenture into shares of Common Stock or to receive shares of Common Stock in payment of interest to the extent that, after such conversion or issuance of shares of Common Stock in payment of interest, the number of shares of the Issuer’s Common Stock beneficially owned by the holder and its affiliates would result in beneficial ownership (determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended) by such holder and its affiliates of more than 9.99% of the outstanding shares of the Issuer’s Common Stock, except in the case of (i) an outstanding tender offer for any or all of the shares of the Issuer’s Common Stock, (ii) a merger wherein the Issuer is not the surviving entity, a consolidation of the Issuer or a sale of all or substantially all of the assets of the Issuer, (iii) a spin-off by the Issuer of part or substantially all of its business in which the Issuer receives as part of the consideration securities of another entity, or (iv) certain changes in control of the Issuer, each such exception as more fully defined in the specific debenture.

The warrants issued to Credit Strategies and PPVA prohibit the holder to exercise any of such warrants to the extent that, after such exercise, the number of shares of the Issuer’s Common Stock beneficially owned by the holder and its affiliates would result in beneficial ownership (determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended) by such holder and its affiliates of more than 9.99% of the outstanding shares of the Issuer’s Common Stock, except in the case of (i) the forty-five (45) day period prior to the applicable expiration date, (ii) an outstanding tender offer for any or all of the shares of the Issuer’s Common Stock, or (iii) certain changes in control of the Issuer, each such exception as more fully defined in the specific warrant.

The options granted to PPCO and PPVA by Village Path Associates LLC, Ocean Parkway Associates LLC and Seventeenth Associates LLC prohibit the holder to exercise any of such options to the extent that, after such exercise, the number of shares of the Issuer’s Common Stock beneficially owned by the holder and its affiliates would result in beneficial ownership (determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended) by such holder and its affiliates of more than 9.99% of the outstanding shares of the Issuer’s Common Stock.

The options granted to Credit Strategies and PPVA by CS Master Holdings LLC provide that the holders of the options may not exercise the options to the extent that such exercise would result in the holder and its affiliates together beneficially owning more than 4.99% of the outstanding shares of the Issuer’s Common Stock as determined under Section 13(d) of the Securities Exchange Act of 1934.

(b)	Percent of class:

1.	Credit Strategies – 9.99%

2.	PPCO – 6.31%

3.	Platinum Credit Management – 9.99%

4.	PPLO – 2.80%

5.	Platinum Liquid Opportunity Management – 2.80%

6.	PPVA – 9.99%

7.	Platinum Management – 9.99%

8.	Mark Nordlicht – 9.99%

Based on 93,984,019 shares of Common Stock of the Issuer issued and outstanding as reported in the Issuer’s Form 10-Q for the quarter ended November 30, 2013 filed on January 14, 2014.

(c)	Number of shares as to which such person has:

Credit Strategies LLC/Platinum Credit Management LP

(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 9,389,003
(iii)	Sole power to dispose or to direct the disposition of: 0
(iv)	Shared power to dispose or to direct the disposition of: 9,389,003

Platinum Partners Credit Opportunities Fund LLC

(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 5,928,750
(iii)	Sole power to dispose or to direct the disposition of: 0
(iv)	Shared power to dispose or to direct the disposition of: 5,928,750

Platinum Partners Liquid Opportunity Master Fund LP/
Platinum Liquid Opportunity Management (NY) LLC

(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 2,629,821
(iii)	Sole power to dispose or to direct the disposition of: 0
(iv)	Shared power to dispose or to direct the disposition of: 2,629,821

Platinum Partners Value Arbitrage Fund L.P./Platinum Management (NY) LLC

(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 9,389,003
(iii)	Sole power to dispose or to direct the disposition of: 0
(iv)	Shared power to dispose or to direct the disposition of: 9,389,003

Mark Nordlicht

(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 9,389,003
(iii)	Sole power to dispose or to direct the disposition of: 0
(iv)	Shared power to dispose or to direct the disposition of: 9,389,003

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.  N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

If a parent holding company or control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.  N/A

Item 8.	Identification and Classification of Members of the Group.

If a group has filed this schedule pursuant to Rule 13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identity of each member of the group.  See attached Joint Filing Agreement.

Item 9.	Notice of Dissolution of Group.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity.  N/A

Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 24, 2014

Credit Strategies LLC

By: /s/ OLIVER JIMENEZ
Name: Oliver Jimenez
Title: Chief Compliance Officer

Platinum Partners Credit Opportunities Fund LLC

By: /s/ OLIVER JIMENEZ
Name: Oliver Jimenez
Title: Chief Compliance Officer

Platinum Credit Management LP

By: /s/ OLIVER JIMENEZ
Name: Oliver Jimenez
Title: Chief Compliance Officer

Platinum Partners Liquid Opportunity Master Fund LP

By: /s/ OLIVER JIMENEZ
Name: Oliver Jimenez
Title: Chief Compliance Officer

Platinum Liquid Opportunity Management (NY) LLC

By: /s/ OLIVER JIMENEZ
Name: Oliver Jimenez
Title: Chief Compliance Officer

Platinum Partners Value Arbitrage Fund L.P.

By: /s/ OLIVER JIMENEZ
Name: Oliver Jimenez
Title: Chief Compliance Officer

Platinum Management (NY) LLC

By: /s/ OLIVER JIMENEZ
Name: Oliver Jimenez
Title: Chief Compliance Officer

/s/ MARK NORDLICHT
Mark Nordlicht

Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, each of the undersigned does hereby consent and agree to the joint filing on behalf of each of them of a statement on Schedule 13G and all amendments thereto with respect to the Common Stock of Infinity Augmented Reality, Inc. beneficially owned by each of them, and to the inclusion of this Joint Filing Agreement as an exhibit thereto.

Dated: February 24, 2014

Credit Strategies LLC

By: /s/ OLIVER JIMENEZ
Name: Oliver Jimenez
Title: Chief Compliance Officer

Platinum Partners Credit Opportunities Fund LLC

By: /s/ OLIVER JIMENEZ
Name: Oliver Jimenez
Title: Chief Compliance Officer

Platinum Credit Management LP

By: /s/ OLIVER JIMENEZ
Name: Oliver Jimenez
Title: Chief Compliance Officer

Platinum Partners Liquid Opportunity Master Fund LP

By: /s/ OLIVER JIMENEZ
Name: Oliver Jimenez
Title: Chief Compliance Officer

Platinum Liquid Opportunity Management (NY) LLC

By: /s/ OLIVER JIMENEZ
Name: Oliver Jimenez
Title: Chief Compliance Officer

Platinum Partners Value Arbitrage Fund L.P.

By: /s/ OLIVER JIMENEZ
Name: Oliver Jimenez
Title: Chief Compliance Officer

Platinum Management (NY) LLC

By: /s/ OLIVER JIMENEZ
Name: Oliver Jimenez
Title: Chief Compliance Officer

/s/ MARK NORDLICHT
Mark Nordlicht